Exhibit 21.1

Significant Subsidiaries

The following list sets out CPRL’s significant subsidiaries, including the jurisdiction of incorporation.

Significant subsidiary	Incorporated under the laws of
Canadian Pacific Railway Company	Canada
6061338 Canada Inc.	Canada
3939804 Canada Inc.	Canada
Cygnus Canadian Holding Company Limited	Canada
CP (US) Holding Corporation	Delaware
Cygnus Holding Corporation	Delaware
Soo Line Corporation	Minnesota
Soo Line Railroad Company	Minnesota
CPFL S.à.r.l.	Luxembourg
CPFS AG	Switzerland